U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[  ]  Check this  box  if  no longer  subject to  Section 16.  Form 4 or  Form 5 obligations may continue.  See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                       Stephen
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   (Last)                           (First)             (Middle)

     c/o Cerberus Partners, L.P.,  450 Park Avenue - 28th Floor
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                                    (Street)

     New York                          NY                10022
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   (City)                           (State)              (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

     Trans World Entertainment Corporation (TWMC)
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3.   IRS Identification Number of Reporting Person, if an entity (voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     June/2002
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5.   If Amendment, Date of Original (Month/Year)
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X*]  Form filed by One Reporting Person
     [  ]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                            4.                             5.            6. Owner-
                                                            Securities Acquired (A) or     Amount of     ship
                                 2.            3.           Disposed of (D)                Securities    Form:      7.
                                 Transaction   Transaction  (Instr. 3, 4 and 5)            Beneficially  Direct     Nature of
                                 Date          Code         -----------------------------  Owned at End  (D) or     Indirect
1.                               (Month/       (Instr. 8)                   (A)            of Month      Indirect   Beneficial
Title of Security                Day/          ------------     Amount      or    Price    (Instr. 3     (I)        Ownership
(Instr. 3)                       Year)          Code    V                   (D)            and 4)        (Instr.4)  (Instr. 4)
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
                                                                      *                                     *                      *
Common Stock                      6/25/02        P               5,600       A      $4.66                  I        By partnerships
                                                                                                                    and corporations
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                                                                       *                                    *                      *
Common Stock                      6/25/02        P               25,000      A      $4.69                  I        By partnerships
                                                                                                                    and corporations
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                                                                       *                                    *                      *
Common Stock                      6/26/02        P               10,000      A      $4.89                  I        By partnerships
                                                                                                                    and corporations
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                                                                       *                              *     *                      *
Common Stock                      6/26/02        P               10,000      A      $4.95    6,921,881     I        By partnerships
                                                                                                                    and corporations
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
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Reminder: Report on  a separate  line for each  class of securities beneficially owned directly or indirectly.
                                         (Print or Type Responses)        (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-    11.
                    sion                       Number of                       Title and Amount           Secur-    ative     Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-    of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ities     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Bene-     direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     ficially  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    Owned     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        at End    Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     of Month  ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:

* As of June 30, 2002, Cerberus Partners, L.P. ("Cerberus") was the holder of 1,485,800 shares ("Shares") of common stock of Trans World Entertainment Corporation (the "Company"); Cerberus International, Ltd. ("International") was the holder of 3,198,850 Shares; Cerberus Institutional Partners, L.P. ("Institutional") was the holder of 671,500 Shares; and certain private investment funds (the "Funds") in the aggregate were the holders of 1,565,731 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Mr. Feinberg's interest is limited to the extent of his pecuniary interest in Cerberus, International, Institutional and the Funds, if any.



By:  /s/Stephen Feinberg                                       July 1, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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